Columbia Funds Series Trust I
290 Congress Street
Boston, MA 02210
January 17, 2025
VIA EDGAR
Mr. Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549
RE:
Columbia Funds Series Trust I (the Registrant)
Multi-Manager Large Cap Growth Strategies Fund

Post-Effective Amendment No. 423
File No. 002-99356 /811-04367
Dear Mr. Cowan:
Enclosed for filing on behalf of the Registrant is Post-Effective Amendment 423 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Securities Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Multi-Manager Large Cap Growth Strategies Fund to the Registrant.
Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for Principal Investment Strategies, Principal Risks and Primary Service Provider Contracts – The Investment Manager of the prospectus, are identical or substantially similar to those found in prior filings by the Registrant.
No fees are required in connection with this filing.
If you have any questions, please contact either me at (212) 850-1703 or Patrick Gannon at (617) 385-9534.
Sincerely,
Joseph D'Alessandro Assistant Secretary Columbia Funds Series Trust I